August 30, 2010

VIA EDGAR

Securities and Exchange Commission
File Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form N-2 for Interests of

SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”); File No. 811-[______]

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of the Fund pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 8b-11 thereunder, (2) General Instruction C to Form N-2 and (3) Regulation S-T is the Fund’s registration statement on Form N-2 (the “Registration Statement”) relating to the Fund, including the Fund’s prospectus, statement of additional information and Part C.

The Fund is part of a master-feeder structure in which the Fund and an existing feeder fund, SCS Hedged Opportunities Master Fund, LLC (the “Existing Feeder Fund”) will invest all or substantially all of their assets in SCS Hedged Opportunities Master Fund, LLC (the “Master Fund”).  The Fund, the Existing Feeder Fund and the Master Fund have the same investment objectives, policies and strategies.  The registration statements on Form N-2 for the Master Fund (File No. 811- 22403) and the Existing Feeder Fund (File No. 811- 22404) are substantially similar to those of the Fund in many aspects.

The Fund is being established as an investment vehicle for certain tax-exempt investors, and therefore, consistent with other similar structures, the Fund will invest substantially all of its assets in the SCS Hedged Opportunities Fund, LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the Fund, which will in turn invest substantially all of its assets in the Master Fund.

The Registration Statement is being filed pursuant to Section 8(b) of the 1940 Act.  However, interests in the Fund are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), because such interests will be issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act.

We would appreciate receiving any staff comments on the enclosed materials at your earliest convenience.

  Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
Beijing   Berlin   Boston   Brussels   Frankfurt   London   Los Angeles   New York   Oxford   Palo Alto   Waltham   Washington

August 30, 2010

Pursuant to Rule 302 under Regulation S-T, the Fund will retain the manually executed copy of the Registration Statement; the electronic copy of the Registration Statement contains conformed signatures.  Because interests in the Fund will not be registered under the Securities Act there is no registration fee owed.

If you have any questions or comments concerning the Registration Statement, please contact Kasey Lindsey at (617) 526- 6901 or me at (617) 526-6502, counsel to the Fund.

Very truly yours,

/s/ Timothy F. Silva
Timothy F. Silva

cc:	Peter H. Mattoon
Adrian Ketri, Esq.
David C. Heaton, Esq.
Kasey E. Lindsey, Esq.